For Immediate Release: April 20, 2026 Attention: Business Editors VERSABANK HAS BEGUN RECEIVING QCAD DEPOSITS UNDER STABLECOIN CUSTODY SERVICES AGREEMENT AND CONGRATULATES STABLECORP ON LISTING OF QCAD ON KRAKEN LONDON/ON/CNW/ - VersaBank (TSX: VBNK; NASDAQ: VBNK) (“VersaBank” or the “Bank”) a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has begun receiving QCAD deposits under its previously announced custody services agreement with Stablecorp, a pioneering Canadian digital asset infrastructure company and servicer of the QCAD Digital Trust and whose investors include Coinbase, Circle, DeFi Technologies and FTP Ventures. QCAD is Canada's first regulatory compliant Canadian-dollar stablecoin. The Bank also congratulated Stablecorp on the listing of QCAD on Kraken. Kraken is a registered Restricted Dealer in Canada and one of the longest-standing crypto asset trading platforms globally. Under this listing, QCAD will be available for trading on the Kraken crypto asset trading platform, facilitating the settlement of digital asset transactions in a Canadian Dollar-denominated instrument. “The start of the flow of QCAD deposits is not only further validation of the market-readiness of our VersaVault® technology for the rapidly growing digital asset opportunity but also represent a significant milestone for the Bank as our first incremental income from our digital asset strategy,” said David Taylor, Founder and President, VersaBank. “We are very proud to be the custody provider for QCAD and congratulate Stablecorp on this listing of QCAD on Kraken, one of the largest and most respected exchanges for digital assets, known for its security, transparency and low‑friction fiat on/off‑ramps. This is an incredible milestone for Stablecorp and we look forward to sharing in the expected rapid adoption of QCAD for many years to come.” The availability of QCAD on Kraken unlocks new opportunities for institutional clients and individual Canadian customers alike: • Seamless Global Participation: Canadians can hold and move Canadian Dollar-denominated value on-chain, enabling easier access to global crypto markets without depending on legacy payment rails. • Stronger Canadian Dollar Trading Experience: Deeper liquidity and improved Canadian Dollar- denominated trading pairs help deliver tighter spreads and better price discovery for major crypto assets like BTC, ETH, and USDC. • 24/7 Access: Unlike traditional foreign exchange markets, crypto markets do not close. With QCAD trading pairs on Kraken, customers can manage exposure, deploy capital and respond to market conditions in real time. Mr. Taylor continued, “The value of stablecoins in circulation is forecast to grow to as much as US$4 trillion1 in the next four years – a 20-fold increase. Licensed, regulated banks, as they have been for 1 Citi Institute centuries, are the trusted, regulated safekeepers of deposits for individuals and businesses, and are ideally positioned to act in the same capacity. As a federally regulated, national bank in both Canada and the United States, we believe we offer the ultimate value proposition for the custody of digital assets on both sides of the border.” ABOUT THE QCAD DIGITAL TRUST AND STABLECORP The QCAD Digital Trust is an Ontario trust that holds the reserve assets on behalf of holders of QCAD. Stablecorp is one of Canada's leading digital asset infrastructure companies, focused on building professional-grade blockchain solutions. In partnership with industry leaders, Stablecorp creates refined, scalable and compliant products, such as QCAD, that serve as the foundation for the next generation of financial services. Further information about QCAD, including the reserve assets and the terms and conditions associated with the QCAD program, can be found on Stablecorp's website (www.stablecorp.ca) and under the Trust's profile on SEDAR+ at www.sedarplus.ca. ABOUT KRAKEN Founded in 2011, Kraken is one of the world's longest-standing crypto platforms globally. Kraken clients trade more than 600 digital assets, traditional assets such as U.S. futures and U.S.-listed stocks and ETFs, and 6 different national currencies, including GBP, EUR, USD, CAD, CHF, and AUD. Trusted by millions of institutions, professional traders and consumers, Kraken is one of the fastest, most liquid and performant trading platforms available. Kraken's suite of products and services includes the Kraken App, Kraken Pro, the Krak App, Kraken Institutional, Kraken's onchain offerings and the Ninja Trader retail trading platform. Across these offerings, clients can buy, sell, stake, earn rewards, send and receive assets, custody holdings, and access advanced trading, derivatives, and portfolio management tools. Kraken has set the industry standard for transparency and client trust, and it was the first crypto platform to conduct Proof of Reserves. It complies with regulations and laws applicable to its business, while actively protecting client privacy and maintaining the highest security standards. ABOUT VERSAVAULT® VersaVault® is the world's first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault® distinguishes itself as a SOC2 Type 1 audited, security-centric digital asset storage solution that utilizes military-grade hardware within a dedicated, private data center specifically designed for highly secure and sensitive operations and is logically air-gapped from both the public internet and public blockchains and not hosted on public cloud infrastructure. VersaVault® implements robust security protocols, including stringent multi-factor authentication, robust identity checks, and mandatory, but adjustable, multi-party approvals authorization for users to securely manage and access their high value assets. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.